UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☑ Form C-TR: Termination of Reporting

Name of issuer
HeartFoods Group, PBC

Legal status of issuer

> *Form*
> Corporation
>
> *Jurisdiction of Incorporation/Organization*
> Delaware
>
> *Date of organization*
> October 30, 2020

Physical address of issuer
1010 C Street, Bellingham WA 98225

Website of issuer
www.heartfoods.co

Current number of employees
2

Filer EDGAR CIK

0001891091

Filer EDGAR CCC
Oub9mx@g

Filer EDGAR Password
Y5w#ekvwdpnt

Filer EDGAR PMAC
$6mteikx

Submission Contact Person Information

> **Name**
> Janet Crenshaw Buehrer (Jessie)

> **Phone Number**
> (360) 671-2020

> **Email Address**
> jessieb@heartfoodsgroup.com

> **Notification Email Address**
> jessieb@heartfoodsgroup.com

Signatories

> **Name**
> Janet C Buehrer

> **Signature**

> **Title**
> CFO

> **Email**
> jessieb@heartfoodsgroup.com

> **Date**
> January 25, 2024